FOR IMMEDIATE RELEASE               Contact:         Guy T. Marcus
December 8, 1997                                     V.P. -Inv. Rel.
                                                     (214) 978-2691

                       DiBONA ELECTED TO HALLIBURTON BOARD


         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today the election of Charles J. DiBona to the company's board of directors. The addition of Mr. DiBona increases Halliburton's board of directors to eleven members.
         Mr. DiBona, 65, retired as president and chief executive officer of the American Petroleum Institute (API) at the end of September, 1997. The API is a major petroleum industry trade association representing approximately 300 members in all aspects of the business including exploration, production, refining, transportation and marketing.
     DiBona graduated from the U. S. Naval Academy in 1956 with a B.S. in engineering. From 1957 to 1960 he was a Rhodes Scholar at Oxford University, England, were he earned B.A. and M.A. degrees in philosophy, politics and economics.
     He served in the U.S. Navy from 1956 to 1967, resigning with the rank of Lt. Commander. From 1967 to 1973 DiBona served as president and chief

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Halliburton Company                         2

executive officer of the Center for Naval Analyses in Arlington, Virginia. He then served as special consultant to the President of the United States and Deputy Director of the White House Policy Office in 1973.
         DiBona joined the API in 1974 as executive vice president and chief operating officer. He was elected president and chief executive officer of the API in 1979 and served in that position until his 1997 retirement.
         DiBona is chairman of the board of the Logistics Management Institute; member of the board of directors of the American Council for Capital Formation; a member of the Federal City Council; and vice chairman of the U.S. National Committee of the World Petroleum Congress.
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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